FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
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Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
         STRONGLY RECOMMENDS THAT SIZELER PROPERTY INVESTORS IMMEDIATELY
               MARKET ITS THREE REGIONAL MALL PROPERTIES FOR SALE

      Boston, Massachusetts- May 5, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) released today the following letter that was sent to Sidney Lassen, Chairman and Chief Executive Officer of Sizeler Property Investors, Inc. (NYSE:SIZ):

Mr. Sidney Lassen
Chief Executive Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062

Dear Mr. Lassen:

      In furtherance of our desire to make constructive recommendations to management at Sizeler, we are again reiterating our strong recommendation that the Company immediately market for sale its three regional mall properties. As there can be no assurance that the current strong investor demand for these assets will continue especially if retail sales growth nationwide diminishes, we are extremely concerned that a market opportunity may be lost to the Company. In this regard, the ever increasing consolidation among mall owners and retail tenants will increase the relative inability of Sizeler to acquire quality tenants for these properties over the long haul. Consequently, it occurs to us that rather than pursue strategic transactions that devalue shareholder equity, management should give the strongest consideration to this recommendation which we have been advocating continuously since our first meeting.

      Although we expected to be preparing for Sizeler's Annual Meeting which has historically been held at this time and, upon our election to the Sizeler Board would have sought a Board vote to market these properties for sale, your postponement of the meeting for five

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months requires that we urge the current Board to take this action. We trust that Sizeler's Board will take the necessary steps to benefit all of its shareholders and not just its executives.

                                              Very truly yours,

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              Michael L. Ashner
                                              Chief Executive Officer

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      First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

      First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.